Exhibit 99.1

Uranium Royalty Corp. Announces Director Appointment

Vancouver, British Columbia, Canada, September 16, 2021 – Uranium Royalty Corp. (NASDAQ: UROY, TSX-V: URC) (“URC” or the “Company”) is pleased to announce the appointment of John Griffith to the board of directors of URC.

Amir Adnani, Chairman, commented: “On behalf of the board and the URC team, we are delighted to welcome John to the Uranium Royalty team. Having successfully advised on more than $60 billion of successful mining transactions as the former Head of Bank of America’s Metals and Mining Investment Banking, John brings with him a wealth of experience that will be invaluable in supporting the Company’s ongoing growth strategy”.

Mr. Griffith is a former Managing Director and the Head of Americas Metals & Mining Investment Banking for Bank of America (2006-2020). He brings with him nearly 30 years of experience in the financial services sector, spanning three continents, including 26 years of global investment banking expertise.

John’s global landmark transaction was representing Goldcorp in its merger with Newmont Mining in 2019. Other notable advisory transactions in the gold sector include Barrick Gold’s sales of Yilgarn South, Kanowna Belle and Plutonic for A$400 million, Eldorado Gold’s acquisition of European Goldfields for $2.5 billion, Agnico Eagle’s acquisition of Comaplex Minerals for $655 million and Yamana Gold’s sale of Agua Rica to Xstrata and Goldcorp for an undisclosed amount.

Mr. Griffith has extensive structuring and negotiating experience and has led complex multi-jurisdictional transactions. In an industry first – he structured the US$648 million gold stream with Franco Nevada to partially finance, in combination with high yield notes and equity, Lundin Mining’s US$1.8 billion acquisition of the Candelaria mine from Freeport McMoRan. Most recently, John worked extensively with Triple Flag Precious Metals Corp., a private precious metals-focused royalty and streaming company backed by Elliot Capital Management Corporation. Mr. Griffith is currently Chief Development Officer of Gold Royalty Corp.

Mr. Griffith holds a Bachelor of Commerce from the University of Cape Town and is a dual citizen of the U.S. and Canada.

In connection with Mr. Griffith’s appointment as a director, the Company has granted Mr. Griffith stock options to purchase an aggregate of 40,000 common shares of the Company at an exercise price of $5.46 per share, pursuant to the Company’s Long-Term Incentive Plan. These stock options vest over a period of eighteen months, and are exercisable for a period of five years from issuance.

About Uranium Royalty Corp.

Uranium Royalty Corp. (URC) is the world’s only pure-play uranium royalty company and the only uranium focused business on the Nasdaq. URC is focused on gaining exposure to uranium prices by making strategic investments in uranium interests, including royalties, streams, debt and equity investments in uranium companies, as well as through holdings of physical uranium. The Company recognizes the inherent cyclicality of valuations based on uranium prices, including the impact of such cyclicality on the availability of capital within the uranium sector and the current historically low uranium pricing environment. URC has deep industry knowledge and expertise to identify and evaluate investment opportunities in the uranium industry. The Company’s management and the Board include individuals with decades of combined experience in the uranium and nuclear energy sectors, including specific expertise in mine finance, project identification and evaluation, mine development and uranium sales and trading.

Contact:

Scott Melbye – Chief Executive Officer

Phone: +1 (952) 303-1778

Email: smelbye@uraniumroyalty.com

Investor Relations:

Toll Free: 1.855.396.8222

Email: info@uraniumroyalty.com

Website: www.UraniumRoyalty.com

Corporate Office: 1030 West Georgia Street, Suite 1830, Vancouver, BC, Canada, V6E 2Y3 Phone: 1.604.396.8222

Neither the TSX-V nor its Regulation Services Provider (as that term is defined in policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.